Mail Stop 4561

May 22, 2008

Mr. Ted A. Fernandez
Chief Executive Officer and Chairman
The Hackett Group, Inc.
1001 Brickell Bay Drive, Suite 3000
Miami, FL 33131

> **Re:** **The Hackett Group, Inc.**
> **Form 10-K for the year ended December 28, 2007**
> **Filed March 12, 2008**
> **File No. 333-48123**

Dear Mr. Fernandez:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief